Exhibit 99.1

FOR IMMEDIATE RELEASE

ESGL and De Tomaso Extend Term of Merger Agreement, Reaffirming Commitment to Business Combination

SINGAPORE – 8 September, 2025 – ESGL Holdings Limited (NASDAQ: ESGL) (“ESGL”), a sustainability-focused holding company, today announced that it has extended the term of the merger agreement with De Tomaso Automobili (“De Tomaso”), a heritage ultra-luxury performance automobile brand. The extension underscores the continued commitment of both parties to completing the proposed business combination. The updated term of the merger agreement reflects a revised long stop date of 31 October 2025.

The merger is currently in the later stages of Nasdaq review, with the closing anticipated to occur promptly following Nasdaq approval.

“We remain fully aligned with De Tomaso and are jointly committed to closing this transformative merger,” said Quek Leng Chuang, Chief Executive Officer of ESGL. “This business combination represents a unique opportunity to deliver long-term shareholder value.”

“De Tomaso stands behind our partnership with ESGL,” said Norman Choi, Chief Executive Officer of De Tomaso Automobili. “This extension reflects our mutual commitment to complete the merger and build a strong, value-driven public company together.”

The extended term of the merger agreement reflects the intent of both parties to proceed to closing and unlock new growth opportunities as a combined entity.

About De Tomaso Automobili

Founded in 1959 by Alejandro de Tomaso, De Tomaso is a historic Italian luxury sports car manufacturer known for iconic models such as the Pantera, Mangusta, and Vallelunga. Revived in recent years under new ownership, De Tomaso is committed to artisanal, coachbuilt manufacturing and producing limited-run vehicles that blend classic design with modern performance.

About ESGL Holdings Limited

ESGL Holdings Limited is a Singapore-based carbon-neutral enviro-tech company dedicated to transforming industrial waste into circular products. With a commitment to sustainable waste management solutions, ESGL is a leading player in the environmental solutions industry. ESGL conducts all its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd. For more information, including the Company’s filings with the SEC, please visit https://esgl.asia.

Investor Relations Contact:

ESGL Holdings Limited

Investor Relations Department

Email: ir@esgl.asia

Phone: +65 6653 2299

Forward-Looking Statements

Certain statements in this press release may be considered to contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on ESGL management’s current beliefs, expectations, and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

A further list and description of risks and uncertainties can be found in documents filed with the Securities and Exchange Commission (“SEC”) by ESGL and other documents that we may file or furnish with the SEC, which you are encouraged to read. Any forward-looking statement made by us in this press release is based only on information currently available to the Company and speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments, or otherwise, except as required by law.